PHILIP G. WEAVER VICE PRESIDENT CHIEF FINANCIAL OFFICER	COOPER TIRE & RUBBER COMPANY 701 Lima Avenue • Findlay, OH 45840-2315	Phone: 419.424.4320 Fax: 419.424.4212
February 20, 2008
BY EDGAR
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549-7010
Attention:  Mr. John Cash
 Accounting Branch Chief
 Mail Stop 7010
RE:  Cooper Tire & Rubber Company
 Form 10-K for the Fiscal Year Ended December 31, 2006
 Definitive Proxy Statement on Schedule 14A Filed March 22, 2007
 Form 10-Q for the Fiscal Quarter Ended March 31, 2007
 Form 10-Q for the Fiscal Quarter Ended June 30, 2007
 Form 10-Q for the Fiscal Quarter Ended September 30, 2007
 File No. 001-04329
Ladies and Gentlemen:
     Reference is made to the letter dated February 5, 2008 setting forth the Staff’s comments relating to the above referenced reports filed by Cooper Tire & Rubber Company (the “Company”). Set forth below are the Staff’s comments and the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis, page 16
2006 versus 2005, page 18
Comment 1.
We note your response to prior comment three. Please ensure that your comprehensive discussion, to be included in future filings:
•	separately quantifies the increase from the additional year being covered by your self insurance, as well as the increase or decrease resulting from changes to assumptions; and

United States Securities and Exchange Commission
February 20, 2008

•	describes the changes made to your assumptions and the expected effect of these changes on your operating results and liquidity.
Response
In future filings, the Company will discuss and separately quantify the changes in the reserve due to the addition of another year being covered by self insurance, due to changes in the amount of reserves established and due to changes in assumptions, if any.
Critical Accounting Policies, page 28
Products Liability, page 28
Comment 2.
We note your response to prior comment four and acknowledge your assertion that each of your product liability claims is unique given different types of tires, models, circumstances, jurisdictions and injuries. However, given the fact that (i) your product liability expense is material to your results of operations, (ii) your product liability expense increased $11.3 million from 2005 to 2006, and (iii) the number of claims pending increased in each of 2005, 2006 and 2007, we believe that despite such variability in claims asserted and resolutions, disclosure of the information we requested in our initial comment would benefit the investing public. The disclosures required by SAB Topic 5Y are intended to allow the reader to understand, through the eyes of management, the scope of anticipated and historical costs, as well as provide detailed information regarding the judgments and assumptions underlying the recognition and measurement of product liabilities to prevent the financial statements from being unclear and inform readers of the range of reasonably possible outcomes that could have a material effect on the registrant’s financial condition, results of operations or liquidity. In this regard, we believe that certain information required by Questions 2 and 3 of SAB Topic 5Y should be supplementally provided to us and disclosed in future filings.
With regard to your responses to the bullet points, please note the following:
•	Please disclose the reason provided in your response to bullet 1 as to why the time frame over which accrued amounts may be paid out is “too variable to be meaningful”, including your statement that some claims may be resolved in weeks and others may take five years or more as we would assume a range of your prior experience in this regard would be useful to a reader of your financial statements.

•	Given that claims appear to be rising, we believe that the number of product liability claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims settled in each period and the number of claims otherwise resolved would be meaningful information. As you noted in your response,

United States Securities and Exchange Commission
February 20, 2008

we believe that for a reader’s complete understanding of this claim information, including the trend such information depicts, the claim information should be coupled with the explanations you have provided in your response to bullets 3 and 6.
•	We understand that your average cost per settled claim has an enormous amount of variability and you do not believe such disclosure is meaningful information to an investor. Please disclose the information you have provided in your response to bullet 7, including the historical range of costs to resolve claims, as you have provided in your response.
•	As indicated in your response to bullet 8 please disclose your explanation as to why the total amount of damages alleged at each balance sheet date is not determinable.
With regard to your response regarding the range of loss for those claims for which you have only accrued the minimum amount of the range, please disclose the minimum liability and disclose the explanation you have provided in your response. Please address the need to separately disclose and discuss the potential liability of any individual estimates for which the estimation of the maximum liability was determined with reasonable accuracy.
Additionally, we believe that the language you used in paragraphs 2 and 3 of your response were meaningful and an appropriate lead-in to the information we have requested.
Response:
The Company will provide enhanced disclosures concerning its products liability reserves in future filings. It will specifically address:
1)	The reasons as to why the time frame over which accrued amounts may be paid out is too variable to meaningful;

2)	The amounts in the products liability reserve at each balance sheet date, the reasons for charges to the reserve and the amounts paid to settle or resolve claims during the period. The Company will also provide explanation as to why disclosing per claim information would not be meaningful due to the unique nature of the individual cases.

3)	The range of case settlements the Company has paid and discussion as to the unique nature of its products liability cases which would make an average claim number not meaningful to the understanding of this reserve.

4)	The reason why disclosure of damages alleged at each balance sheet date can not be determined.

5)	The use of the minimum amount of a range of outcomes as permitted under the accounting rules and the Company’s history of settling cases for near the

United States Securities and Exchange Commission
February 20, 2008

amount reserved for claims once enough facts are known for a reserve to be determined.
6)	The evolution of the products liability reserve from insurance provided by outside carriers to the current self-insurance reserve the Company is now measuring.
In preparing our response to Comment 2, we have considered the disclosures which apply to the Company’s specific facts and circumstances, drafted the attached disclosures for MD&A, and discussed these and other possible disclosures with the Staff members who performed the review. We will include the attached disclosures in MD&A and make consistent modifications to the significant accounting policy and related footnote to the financial statement in subsequent filings.
Further, we commit to review the facts and circumstances related to products liability matters regularly and will consider the applicability of other disclosures in the future.
Consolidated Statements of Operations, page 33
Comment 3.
Please revise your future filings to reflect the 2006 impairment of goodwill and indefinite-lived intangible asset as a component of operating profit.
Response:
In future filings, the Company will reflect the impairment of goodwill and indefinite-lived intangible asset as a component of operating profit.

Sincerely,
/s/ Philip G. Weaver
Philip G. Weaver
Vice President and Chief Financial Officer (Principal Financial Officer)

cc:	Jeanne Baker, United States Securities and Exchange Commission
Edward Kelly, United States Securities and Exchange Commission
Pamela Long, United States Securities and Exchange Commission
Dale Welcome, United States Securities and Exchange Commission

Products Liability Discussion
Products liability — The Company is a defendant in various products liability claims brought in numerous jurisdictions in which individuals seek damages resulting from automobile accidents allegedly caused by defective tires manufactured by the Company. Each of the products liability claims faced by the Company generally involve different types of tires, models and lines, different circumstances surrounding the accident such as different applications, vehicles, speeds, road conditions, weather conditions, driver error, tire repair and maintenance practices, service life conditions, as well as different jurisdictions and different injuries. In addition, in many of the Company’s products liability law suits the plaintiff alleges that his or her harm was caused by one or more co-defendants who acted independently of the Company. Accordingly, both the claims asserted and the resolutions of those claims have an enormous amount of variability. The aggregate amount of damages asserted at any point in time is not determinable since often times when claims are filed, the plaintiffs do not specify the amount of damages. Even when there is an amount alleged, at times the amount is wildly inflated and has no rational basis.
The fact that the Company is a defendant in products liability lawsuits is not surprising given the current litigation climate which is largely confined to the United States. However, the fact that the Company is subject to claims does not indicate that there is a quality issue with the Company’s tires. The Company sells approximately 35 to 40 million passenger, light truck, SUV, high performance, ultra high performance and radial medium truck tires per year in North America. The Company estimates that approximately 300 million Cooper-produced tires — made up of thousands of different specifications — are still on the road in North America. While tire disablements do occur, it is the Company’s and the tire industry’s experience that the vast majority of tire failures relate to service-related conditions which are entirely out of the Company’s control — such as failure to maintain proper tire pressure, improper maintenance, road hazard and excessive speed.
The Company’s exposure for each claim occurring prior to April 1, 2003 is limited by the coverage provided by its excess liability insurance program. The program for that period includes a relatively low per claim retention and a policy year aggregate retention limit on claims arising from occurrences which took place during a particular policy year. Effective April 1, 2003, the Company established a new excess liability insurance program. The new program covers the Company’s products liability claims occurring on or after April 1, 2003 and is occurrence-based insurance coverage which includes an increased per claim retention limit, increased policy limits and the establishment of a captive insurance company.
The Company accrues costs for products liability at the time a loss is probable and the amount of loss can be estimated. The Company believes the probability of loss can be established and the amount of loss can be estimated only after certain minimum information is available, including verification that Company-produced products were involved in the incident giving rise to the claim, the condition of the product purported to

Products Liability Discussion
be involved in the claim, the nature of the incident giving rise to the claim and the extent of the purported injury or damages. In cases where such information is known, each products liability claim is evaluated based on its specific facts and circumstances. A judgment is then made to determine the requirement for establishment or revision of an accrual for any potential liability. The liability often cannot be determined with precision until the claim is resolved.
Pursuant to applicable accounting rules, the Company accrues the minimum liability for each known claim when the estimated outcome is a range of possible loss and no one amount within that range is more likely than another. The Company uses a range of settlements because an average settlement cost would not be meaningful since the products liability claims faced by the Company are unique and widely variable. The cases involve different types of tires, models and lines, different circumstances surrounding the accident such as different applications, vehicles, speeds, road conditions, weather conditions, driver error, tire repair and maintenance practices, service life conditions, as well as different jurisdictions and different injuries. In addition, in many of the Company’s products liability law suits the plaintiff alleges that his or her harm was caused by one or more co-defendants who acted independently of the Company. Accordingly, the claims asserted and the resolutions of those claims have an enormous amount of variability. The costs have ranged from zero dollars to $12 million in one case with no “average” that is meaningful. No specific accrual is made for individual unasserted claims or for premature claims, asserted claims where the minimum information needed to evaluate the probability of a liability is not yet known. However, an accrual for such claims based, in part, on management’s expectations for future litigation activity and the settled claims history is maintained. Because of the speculative nature of litigation in the United States, the Company does not believe a meaningful aggregate range of potential loss for asserted and unasserted claims can be determined. The Company’s experience has demonstrated that its estimates have been reasonably accurate and, on average, cases are settled at amounts close to the reserves established. However, it is possible an individual claim from time to time may result in an aberration from the norm and could have a material impact.
The Company determines its reserves using the number of incidents expected during a year. During 2006, the Company increased its products liability reserve by $44,483. The addition of another year of self-insured incidents accounted for $22,550 of this increase. The Company also revised its estimates of future settlements for unasserted and premature claims and this revision amounted to $14,342. Finally, changes in the amount of reserves increased by $7,591. The Company did not change its assumption of additional incidents expected during each year.
During 2007, the Company increased its products liability reserve by $51,306. The addition of another year of self-insured incidents accounted for $29,760 of this increase. The Company revised its estimates of future settlements for unasserted and premature claims. In addition, the Company also revised its estimate of the number of additional incidents expected during each year for years subsequent to 2005. These revisions

Products Liability Discussion
increased the reserve by $8,946. Finally, changes in the amount of reserves increased by $12,600.
The time frame for the payment of a products liability claim is too variable to be meaningful. From the time a claim is filed to its ultimate disposition depends on the unique nature of the case, how it is resolved — claim dismissed, negotiated settlement, trial verdict and appeals process — and is highly dependent on jurisdiction, specific facts, the plaintiff’s attorney, the court’s docket and other factors. Given that some claims may be resolved in weeks and others may take five years or more, it is impossible to predict with any reasonable reliability the time frame over which the accrued amounts may be paid.
During 2006, the Company paid $29,259 and during 2007, the Company paid $24,268 to resolve cases and claims. The Company’s products liability reserve balance at December 31, 2006 totaled $80,267 (current portion of $16,056). At December 31, 2007, the products liability reserve balance totaled $107,304 (current portion of $16,864).
The products liability expense reported by the Company includes amortization of insurance premium costs, adjustments to settlement reserves and legal costs incurred in defending claims against the Company offset by recoveries of legal fees. Legal costs are expensed as incurred and products liability insurance premiums are amortized over coverage periods. The Company is entitled to reimbursement, under certain insurance contracts in place for periods ending prior to April 1, 2003, of legal fees expensed in prior periods based on events occurring in those periods. The Company records the reimbursements under such policies in the period the conditions for reimbursement are met.
Products liability costs totaled $52,323, $63,649 and $70,303 in 2005, 2006 and 2007, respectively, and include recoveries of legal fees of $12,700, $9,434 and $9,795 in 2005, 2006 and 2007, respectively. Policies applicable to claims occurring on April 1, 2003, and thereafter, do not provide for recovery of legal fees.